Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following is a post made on AMR Corporation’s intranet on April 23, 2013.

U.S. Based ARP Adjustments to Pay and Benefits – Key Survey Page One DATE Welcome to the U.S. Based Agent, Rep and Planner feedback survey We anticipate that the combination of American Airlines and US Airways will produce significant benefits over time for all employees. We believe the new American has a bright future and want to ensure our independent employees share in the value created by the merger in a similar manner to our unionized employees, by providing adjustments to your pay and benefits after the merger closes. Your participation in this survey will help us identify which types of adjustments you would value the most. The survey is intended to provide us with employee preferences that will assist us in determining what adjustments to make to ARP pay and benefits. We will describe three different scenarios regarding potential adjustments to your current pay and benefits and ask that you tell us which of these would be your preferred option by ranking them from 1 to 3, with “1” as the option you prefer the most, and “3” as the option you prefer the least. While we cannot guarantee that the adjustments that are ultimately adopted will be identical to any of the three scenarios presented in the survey, our goal in this process is to take into account your preferences in crafting your pay and benefits following the merger. The survey is voluntary and your answers will be reported anonymously. We are only asking for your employee number and the last four digits of your Social Security number to ensure you are the one providing feedback to us. Your individual answers will remain anonymous. If you have any problems with the survey, please contact us at employee.relations@aa.com (User ID examples will appear here) User ID: Next Page Two Any adjustments will be contingent upon confirmation and consummation of a Plan of Reorganization and the merger closing. The adjustments would take effect after the closing and our emergence from Chapter 11, which we anticipate will happen sometime in the third quarter of this year, assuming that we obtain the consent of the stockholders of US Airways, regulatory authorities and the bankruptcy court. More specific implementation plans will be communicated at a later date. Before we review the different scenarios, let’s examine some of the pay and benefits you receive today based on your eligibility.

What is your workgroup? Airport (includes Weight and Balance/SOC and Travel Center Reps/CTOs) Home Based Reservations Office Based Reservations Premium Services Back Next Page Three (DEPENDING ON THE ANSWER ABOVE WILL DRIVE THE EMPLOYEE TO THEIR RESPECTIVE BENEFITS AND PRIVILEGES BASED ON THEIR WORKGROUP Agent (includes Weight and Balance/SOC & Travel Center Reps/CTOs) Reservations Home Based Reservations Tier 1 Tier 2 Reservations Office Based Reservations Tier 2 Tier 3 Premium Services Premium Services Rep (Level 84) Premium Services Concierge Rep (Level 85) Back Next

Page Four Current Pay and Benefits: Pay/Compensation Current Max Base Pay: $22.30 (Airport Agent) $15.99; $18.98; $21.97 (Reservations Tier 1,2,3) $19.50; $22.85 (Prem. Svc. L84, 85) In October 2012, if you were below the maximum rate of pay for your level you received up to a $0.40 per hour increase. You received a 2.0% pay increase in January 2013, including those at max. You have a 2.1% planned annual pay increase each January of 2014 - 2018. (THIS FOLLOWING INFORMATION IS CUSTOMIZED DEPENDING ON THE WORKGROUP – IT WILL NOT SHOW FOR THE RESERVATIONS HOME BASED REPS BUT WILL BE ON THE OTHER WORKGROUPS CURRENT PAY/COMPENSATION PAGE: Once you have reached at least 11 years of Agent/Rep seniority, you will receive the salary range maximum on your Agent/Rep seniority date. Holidays You currently have five holidays per year paid at 1.5x rate in accordance with current policy Sick Pay/Accrual You currently accrue up to five sick days per year (Does not apply to Reservations Home Based Reps and to Premium Services Reps (Level 84) and will say “You currently accrue zero sick days per year”) Your sick bank accrues up to a maximum of 150 days Profit Sharing The current American plan anticipates a potential profit sharing pool equal to 5% of American’s pre-tax earnings beginning at the first dollar of American’s pre-tax earnings to be distributed to participating employees based on eligible earnings. The profit sharing pool will be reduced to carve out the portion of the pool associated with previously eligible workgroups that have now elected not to participate in the Profit Sharing Plan. All of American’s unionized workgroups have elected upon the merger closing to forego participating in the Profit Sharing Plan in order to increase other items such as pay. Remaining funds from the profit sharing pool will be distributed equitably to all participating employees based on each employee’s eligible earnings. Profit sharing payments are made once a year in March based upon profitability in the previous calendar year. For example, any 2014 profit sharing award would be paid in March 2015.

- It is important to note that a 5% profit sharing plan does NOT mean a participating employee will receive 5% of his/her earnings as profit sharing – see the example that follows.

Example of a Profit Sharing Payout with Pre-Tax Earnings of $500 million

Pre-tax Earnings	$500,000,000
Estimated Profit Sharing Award as a Percentage of a Participating Employee's Eligible Earnings	0.73%
2013 Individual Eligible Earnings	$50,000
Profit Sharing Payout Amount (0.73% x 2013 Individual Eligible Earnings)	$365

(Note that the characterizations of the Plan that are provided in this survey do not in any way modify or override the actual terms of the Plan.)

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Page Five

Now that we have reviewed your current pay and benefits, let's take a look at the three different scenarios American is contemplating and the elements of each.

Scenario A:

- A one-time 1.3% increase in base pay rate for all ARP employees including those at max (in addition to the 2.1% planned annual pay increase each January 2014-2018)
- Add Customer Contact premium pay for all ARP employees of $.30 per hour including those at max (approximately equivalent to a 1.7% pay increase for those at American's current agent max rate)
- Add three additional paid holidays for all ARP employees (from five days to eight days) paid at current 1.5x rate in accordance with current policy
- Increase the annual accrual rate for sick days to add two additional sick days for all ARP employees (from five days to seven days for ARP employees other than Reservations Home Based Reps and Level 84 Premium Services Reps; from zero days to two days for Reservations Home Based Reps and Level 84 Premium Services Reps)
- Eliminate Profit Sharing
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Page Six

Scenario B:

- Add three additional paid holidays for all ARP employees (from five days to eight days) paid at current 1.5x rate in accordance with current policy

Increase the annual accrual rate for sick days to add two additional sick days for all ARP employees (from five days to seven days for ARP employees other than Reservations Home Based Reps and Level 84 Premium Services Reps; from zero days to two days for Reservations Home Based Reps and Level 84 Premium Services Reps) Eliminate Profit Sharing Back Next Page Six Scenario B: Add three additional paid holidays for all ARP employees (from five days to eight days) paid at current 1.5x rate in accordance with current policy Increase the annual accrual rate for sick days to add three additional sick days for all ARP employees (from five days to eight days for ARP employees other than Reservations Home Based Reps and Level 84 Premium Services Reps; from zero days to three days for Reservations Home Based Reps and Level 84 Premium Services Reps) Maintain current Profit Sharing Plan Back Next Page Seven Scenario C: A one-time 2% increase in base pay rate for all ARP employees including those at max (in addition to the 2.1% planned annual pay increase each January 2014-2018) Add five additional paid holidays for all ARP employees (from five days to ten days) paid at current 1.5x rate in accordance with current policy Increase the annual accrual rate for sick days to add three additional sick days for ARP employees other than Reservations Home Based Reps and Level 84 Premium Services Reps and add five additional sick days for Reservations Home Based Reps and Level 84 Premium Services Reps (from five to eight days for ARP employees other than Reservations Home Based Reps and Level 84 Premium Services Reps; from zero days to five days for Reservations Home Based Reps and Level 84 Premium Services Reps) Eliminate Profit Sharing Back Next Page Eight Here is a summary of all three scenarios along with a place for you to rank order your preferences. Please rank each of the options in your preferred order, ranking the scenario you prefer the most as your 1st choice and the scenario you prefer the least as your 3rd choice. We have also included a “free text” area on the next page of this survey where you can provide other feedback you would like to share. Again, your participation is voluntary, but we would greatly appreciate your feedback to help identify which adjustments you would value most.

Options **(Participants will be asked to rank order their preferences)**	**1st**	**2nd**	**3rd**
Scenario A • A one-time 1.3% Base Pay Increase for all ARP employees including those at max (plus 2.1% planned annual increase through 2018) • $0.30 per hour Customer Contact Premium Pay for all ARP employees including those at max • 3 Additional Paid Holidays for all ARP employees (From 5 days to 8 days) • 2 Additional Sick Accrual Days for all ARP employees, including Reservations Home Based Reps and Level 84 Premium Services Reps (From 5 days to 7 days for ARP other than Reservations Home Based Reps and Level 84 Premium Services Reps; From 0 days to 2 days for Reservations Home Based Reps and Level 84 Premium Services Reps) • Eliminate Profit Sharing	0	0	0
Scenario B: • 3 Additional Paid Holidays for all ARP employees (From 5 days to 8 days) • 3 Additional Sick Accrual Days for all ARP employees, including Reservations Home Based Reps and Level 84 Premium Services Reps (From 5 days to 8 days for ARP other than Reservations Home Based Reps and Level 84 Premium Services Reps; From 0 days to 3 days for Reservations Home Based Reps and Level 84 Premium Services Reps) • Maintain Profit Sharing Plan	0	0	0
Scenario C: • A one-time 2.0% Base Pay Increase for all ARP employees including those at max (plus 2.1% planned annually through 2018) • 5 Additional Paid Holidays for all ARP employees (From 5 days to 10 days) • 3 Additional Sick Accrual Days for ARP employees, other than Reservations Home Based Reps and Level 84 Premium Services Reps (From 5 days to 8 days) • 5 Sick Accrual Days for Reservations Home Based Reps and Level 84 Premium Services Reps (From 0 days to 5 days) • Eliminate Profit Sharing	0	0	0

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Page Nine Additional Comments: Enter SUBMIT Page Ten Thank you for taking the time to share your feedback with us. Your feedback will be used to assist us in determining what adjustments to make to ARP pay and benefits. If you have questions about the survey, please contact employee.relations@aa.com. Disclaimer Page Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.